Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Six Months Ended June 30, 2017	For The Twelve Months Ended December 31, 2016	For the Six Months Ended June 30, 2016
Earnings
Net Income	$563	$1,245	$542
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	(14)	(28)	(13)
Minority Interest Loss	—	—	—
Income Tax	330	698	288
Pre-Tax Income	$879	$1,915	$817
Add: Fixed Charges*	377	730	366
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,256	$2,645	$1,183
* Fixed Charges
Interest on Long-term Debt	$350	$664	$324
Amortization of Debt Discount, Premium and Expense	6	14	7
Interest Capitalized	—	—	—
Other Interest	7	24	12
Interest Component of Rentals	14	28	23
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$377	$730	$366
Ratio of Earnings to Fixed Charges	3.3	3.6	3.2